EXHIBIT 12.1

National General Holdings Corp.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in Thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings
Pretax income from continuing operations before adjustment for income or loss from equity investees	$210,099	$164,590	$127,443	$52,257	$46,353
Fixed charges	40,180	28,885	17,736	2,042	1,787
	$250,279	$193,475	$145,179	$54,299	$48,140
Less:
Interest capitalized	$—	$—	$—	$—	$—
Non-controlling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges	113	132	(2)	82	—
	113	132	(2)	82	—
Total Earnings	$250,166	$193,343	$145,181	$54,217	$48,140

Fixed Charges:
Interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness	$40,180	$28,885	$17,736	$2,042	$1,787
Expense of the interest within rental expense(1)	—	—	—	—	—
Total Fixed Charges	$40,180	$28,885	$17,736	$2,042	$1,787
Ratio of Earnings to Fixed Charges	6.23	6.69	8.19	26.55	26.94

(1) Deemed to be immaterial